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                                                                    EXHIBIT 99.3

                                                                       Amendment
                                                           [English Translation]
                                                                February 3, 2005


                       BOARD OF DIRECTORS' RESOLUTION ON

                          ACQUIRING EQUITIES IN THRUNET

1. INFORMATION ON KOREA THRUNET CO., LTD.
   -  Company name and nationality : Korea Thrunet Co., Ltd. in Republic of
      Korea
   -  Name of the Representative : Seong Won Park, Receiver/Chief Executive
      Officer
   - Relations with the Company after equity acquisition : the Company's affiliate
   -  Paid-in capital (KRW) : 19,504,500,000
   -  Total number of shares issued (share) : 7,801,800
   -  Major business : broadband Internet access service

2. DESCRIPTION OF THE EQUITY ACQUISITION
   -  Equity to be acquired : (Newly issued) shares in Korea Thrunet Co., Ltd.
   -  Amount of equity to be acquired (KRW) : 248,100,000,000
   -  Number of equity to be acquired (share) : 99,240,000
   - Number of Thrunet shares owned by the Company after the acquisition (share) : 99,240,000
   -  Shareholding ratio after the equity acquisition : 92.71%
   -  Expected date of the equity acquisition : to be determined
   -  Method of the equity acquisition : Direct acquisition by the Company

3. PURPOSE OF THE EQUITY ACQUISITION
   -  To strengthen the foundation for the broadband Internet business
   -  To enhance enterprise value by improving profitability

4. ACCUMULATED AMOUNT ACQUIRED IN THE FISCAL YEAR 2005 (KRW) : 248,100,000,000

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   -  The Company's total shareholders' equity (KRW) : 2,310,675,900,000
   - Ratio of the accumulated amount to the Company's total shareholders' equity (%) : 10.7

5. DATE OF THE BOD RESOLUTION           February 3, 2005
   -  Outside director : 6 out of 6 were present
   -  Audit Committee members who are not outside directors : none

6. APPLICATION OF FAIR TRADE ACT :  No

7. ENTERPRISE GROUP :    Yes

8. OTHERS

   -  The above-mentioned paid-in capital is as of the end of 2003.
   - "Expected date of the equity acquisition" of "2. Description of the equity acquisition' will be the date set forth in the Draft Amendment to the Reorganization Plan.
   - Safe deposit of securities certificates : 50% of acquired shares (49,620,000 shares) shall not be disposed of for one year following the date of issuance of the new shares, and such shares shall be deposited with the Korea Securities Depository.
   - Other than the equity acquisition, the Company will take over the bonds issued by Korea Thrunet Co., Ltd.. Thus the total acquisition price of Thrunet amounts to KRW 471,390 million.
   - Out of acquisition price, KRW 16,500 million is reserved in Thrunet's working capital and in Escrow account.
   - The Board of Directors adopted the Agenda on the condition that the limits of hanarotelecom's liabilities under the termination clauses of the Agreement be clarified.
   - The representative director shall be granted the authority to sign the Agreement, (including pledge agreement) decide on details for signing the Agreement, execute the Agreement and take follow-up measures.

   O  Date of relevant disclosure : December 16, 2004